UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

 (Translation of registrant's name into English)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated January 4, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces an Amendment of the Agreement for the Acquisition of the Use Patent on Recombinant Erythropoietin (rHuEPO) for the Treatment of Multiple Myeloma

Rehovot, Israel, January 4, 2010 - XTL Biopharmaceuticals Ltd. (TASE: XTL, Pink Sheets: XTLBY.PK), a biopharmaceutical company engaged in the acquisition, development and commercialization of therapeutics for the treatment of unmet medical needs, hereby announces, further to the Company’s announcement on March 19, 2009, that on December 31, 2009, following the approval of the Board of Directors of the Company, the Company and Bio-GAL Ltd. (“Bio-GAL”) amended the agreement between them (the “Amendment”) so that the Company has entered into an agreement with Xtepo Ltd. (“Xtepo”) and the shareholders of Xtepo (Xtepo is a new private Israeli company which was established for the purpose of this transaction and to whom the license for the use of the patent for the treatment of multiple myeloma patients with Erytropoetin was assigned from Bio-GAL).

According to the Amendment, the original agreement from March 2009 is amended so that the Company shall acquire from the shareholders of Xtepo all their shares in Xtepo in exchange for the issuance of approx. 133 million shares of the Company to such shareholders so that following such share exchange, the Company shall own 100% of the issued and outstanding share capital of Xtepo and the shareholders of Xtepo shall own 69.44% of the issued and outstanding share capital of the Company (the “Share Exchange Transaction”). The Share Exchange Transaction is subject to a number of conditions precedent, including the obtaining of the approval of the shareholders of the Company, obtaining a pre-ruling from the Israeli Tax Authorities in accordance with Section 103 of the Israeli Tax Ordinance and that options holders in Xtepo shall have exercised their options so that upon the closing of the Share Exchange Transaction, Xtepo will have an amount of approx. US$1.5 Million in its account.

The Company intends to publish an immediate report for the convening of a shareholders meeting to approve the Share Exchange Transaction and the extra-ordinary private placement in accordance with the Israeli Securities Regulations (Private Placement in a Public Company), 2000.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 4, 2010	By:	/s/ David Grossman
David Grossman
Chief Executive Officer